UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Blackstone Mortgage Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

09257W100

(CUSIP Number)

Randall S. Rothschild

The Blackstone Group L.P.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

with a copy to:

Brian M. Stadler, Esq.

Andrew R. Keller, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Tel: (212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE TREASURY HOLDINGS III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,460,784
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,460,784
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,460,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS THE BLACKSTONE GROUP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,138,156
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,138,156
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,138,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS BLACKSTONE GROUP MANAGEMENT L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,138,156
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,138,156
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,138,156
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 09257W100

1	NAMES OF REPORTING PERSONS STEPHEN A. SCHWARZMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,182,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,182,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,182,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 7 (“Amendment No. 7”) to Schedule 13D relates to the class A common stock, par value $0.01 per share (“Common Stock”), of Blackstone Mortgage Trust, Inc., a Maryland corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on December 21, 2012, as amended and supplemented by Amendment No. 1 to Schedule 13D filed on March 27, 2013, Amendment No. 2 to Schedule 13D filed on May 8, 2013, Amendment No. 3 to Schedule 13D filed on May 20, 2013, Amendment No. 4 to Schedule 13D filed on May 31, 2013, Amendment No. 5 to Schedule 13D filed on October 11, 2013 and Amendment No. 6 to Schedule 13D filed on January 10, 2014 (collectively, the “Schedule 13D”).

Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On April 13, 2015, the Issuer commenced a public offering of shares of its Common Stock (the “Proposed 2015 Offering”) under its Registration Statement on Form S-3 (File No. 333-190191) filed with the Securities and Exchange Commission. In connection with the Proposed Offering, Blackstone Treasury Holdings III and certain other affiliates of Blackstone have communicated an interest in purchasing an aggregate of up to $37.5 million of shares of the Issuer’s Common Stock in the Proposed 2015 Offering at the public offering price. However, because indications of interest are not binding agreements or commitments to purchase and no price has been fixed, the underwriters for the Proposed 2015 Offering could determine to sell more, less or no shares of Common Stock to the Reporting Persons and the Reporting Persons may purchase more, less or no shares of Common Stock based on their continuing review of the Reporting Persons’ investments in the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of the date hereof, Blackstone Treasury Holdings III directly holds 2,460,784 shares of Common Stock, the Manager directly holds 677,372 shares of Common Stock and Mr. Schwarzman directly holds 44,452 shares of Common Stock.

Blackstone Holdings III is the sole member of Blackstone Treasury Holdings III. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P. Blackstone is the managing member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly owned by its senior managing directors and controlled by its founder, Stephen A. Schwarzman. The Manager is an indirect subsidiary of Blackstone.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The percentage of shares of Common Stock beneficially owned by each Reporting Person set forth on the cover pages of this Schedule 13D is calculated based on 58,451,077 shares of Common Stock outstanding as of April 10, 2015, as reported in a preliminary prospectus supplement dated April 13, 2015 of the Issuer, filed on April 13, 2015.

Each of the Blackstone Entities and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by Blackstone Treasury Holdings III and each of Blackstone, Blackstone Group Management L.L.C. and Mr. Schwarzman may be deemed to beneficially own the shares of Common Stock beneficially owned by the Manager.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Blackstone Treasury Holdings III and Mr. Schwarzman, to the extent they directly hold shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as set forth herein, none of the Reporting Persons have engaged in any transactions during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the Proposed 2015 Offering, Blackstone Treasury Holdings III entered into a lock-up agreement, dated April 13, 2015 (the “2015 Lock-Up Agreement”) pursuant to which it agreed that, during the period commencing on the date of the final prospectus relating to the Proposed 2015 Offering and ending 45 days thereafter, it will not, without the prior written consent of the representatives of the underwriters, dispose of or hedge any shares of Common Stock or any securities convertible into or exchangeable for Common Stock, subject to certain exceptions.

The description of the April 2015 Lock-Up Agreement in this Item 6 is not intended to be complete and is qualified in its entirety by reference to such agreement, which is filed as an exhibit hereto and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

8.	Lock-Up Agreement dated April 13, 2015 of Blackstone Treasury Holdings III

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2015

BLACKSTONE TREASURY HOLDINGS III L.L.C.

By:	Blackstone Holdings III L.P., its sole member
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

THE BLACKSTONE GROUP L.P.

By:	Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

/s/ Stephen A. Schwarzman
STEPHEN A. SCHWARZMAN